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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              MAXTOR CORPORATION
                               (Name of Issuer)

                    Common Stock, par value US$0.01 per share
                         (Title of Class of Securities)

                                   577729 10 6
                                 (CUSIP Number)

                                    K.S. Yoo
                   Corporate Planning and Coordination Office
                   Hyundai Electronics Industries Co., Ltd.
                          San 136-1, Ami-ri, Bubal-eub
                             Ichon-kun, Kyoungki-do,
                                  467-860 Korea
                               011-82-336-30-2683

                                 with a copy to:

                                    I.H. Chun
                                Legal Department
                   Hyundai Electronics Industries Co., Ltd.
                        66, Jeokseon-dong, Chongro-ku
                                 Seoul, Korea
                              011-82-2-398-4324
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               October 31, 1995
        (Date of Event which requires filing of this Amendment No. 4)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

     Check the following box if a fee is being paid with the statement: / /

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         The following information is filed to amend the original Statement on
Schedule 13D dated February 14, 1994 (as amended by Amendment No. 1 to Schedule 13D dated March 17, 1995, Amendment No. 2 to Schedule 13D dated October 26, 1995, and Amendment No. 3 dated October 30, 1995) ("Schedule 13D") of Hyundai Electronics Industries Co., Ltd. ("Hyundai"), Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai Merchant Marine Co., Ltd. (collectively, the "Purchasers") with respect to the Common Stock, par value U.S. $0.01 per share of Maxtor Corporation. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


         Item 4(a-j) of the Schedule 13D is hereby amended and supplemented by adding the following:

                     On October 31, 1995, Hyundai Electronics America ("HEA"), a subsidiary of Hyundai, and the Special Committee of the Board of Directors of the Company (the "Special Committee") had further discussions concerning the price of the offer to purchase all of the outstanding shares of the Company's Common Stock (other than the shares of Class A Common Stock owned by the Purchasers), pursuant to a merger agreement. At the conclusion of the discussions, both parties indicated their willingness to favorably consider a price of $6.70 per share. On November 1, 1995, the Special Committee resolved to accept this price. Both parties have directed their advisors to prepare a definitive merger agreement.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  November 1, 1995.

                           HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.

                           By  /s/           J. Y. KIM
                              ---------------------------------------------
                                             J. Y. Kim
                                 President and Chief Executive Officer


                           HYUNDAI HEAVY INDUSTRIES CO., LTD.

                           By  /s/           J. Y. KIM
                              ---------------------------------------------
                                             J. Y. Kim
                              Attorney-in-Fact pursuant to Power of Attorney
                                    filed previously as Exhibit 6


                           HYUNDAI CORPORATION

                           By  /s/           J. Y. KIM
                              ---------------------------------------------
                                             J. Y. Kim
                              Attorney-in-Fact pursuant to Power of Attorney
                                    filed previously as Exhibit 7


                           HYUNDAI MERCHANT MARINE CO., LTD.

                           By  /s/           J. Y. KIM
                              ---------------------------------------------
                                             J. Y. Kim
                              Attorney-in-Fact pursuant to Power of Attorney
                                    filed previously as Exhibit 8

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